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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #20/03 ISSUED ON JULY 2, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐                                                 Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐                                                 No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on July 2, 2003 (#20/03)

July 2, 2003	20/03
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES MULTI-YEAR CONTRACT EXTENSION
WITH VERIZON INFORMATION SERVICES — CANADA

Montreal, Canada — Quebecor World (NYSE; TSX: IQW) has been awarded a multi-year contract extension from directory publisher Verizon Information Services — Canada. Under this new long-term contract, Quebecor World will produce all 121 SuperPages directory titles that will be distributed throughout Canada.

        "Quebecor World has been printing for Verizon Information Services — Canada for more than 50 years. The combined strength and flexibility of Quebecor World's manufacturing platform in both the United States and Canada allowed us to develop a manufacturing plan that economically enhanced our customers' time to market," explained David Boles, Chief Operating Officer, Quebecor World North America.

        Verizon Information Services — Canada, which operates under the name SuperPages Canada, is headquartered in Burnaby, British Columbia. The company is Canada's second largest directory publisher distributing over 14 million SuperPages directories to markets in British Columbia, Alberta, Manitoba, Ontario and Quebec.

        "We are pleased to extend our long-term relationship with Quebecor World. Over the years they have demonstrated that they understand our business and have a willingness to truly listen to their customers' needs," stated Scott Laver, general manager of SuperPages Canada.

        "We are proud of the strong relationship we have developed with SuperPages Canada and we look forward to working with them in the future," explained David Bragen, President, Directory Group and Book Specialty Sales, Quebecor World North America.

        This work will be produced at Quebecor World's Hazleton, Pennsylvania and Edmonton, Alberta facilities.

For immediate release

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Investor Relations and	Quebecor World Inc.
Treasury	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: July 2, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES MULTI-YEAR CONTRACT EXTENSION WITH VERIZON INFORMATION SERVICES — CANADA
SIGNATURES